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2009 JAN 12 A 8:35

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

PROCESSED

THOMSON REUTERS

TIOMIN RESOURCES MAKES CHANGES TO BOARD OF DIRECTORS

TORONTO – January 2, 2009 – Tiomin Resources Inc. (TSX: TIO) ('Tiomin' or the 'Company') announced today that Mario Caron joined its Board of Directors on January 1, 2009 to replace Tom Ogryzlo, who resigned as a Director effective December 31, 2008. In addition, Jean-Charles Potvin resigned as Executive-Chairman and was immediately reappointed as Chairman, effective January 1, 2009.

The Company welcomes Mario Caron to the Board. Mr. Caron is President, CEO and a Director of AXMIN Inc. (AXM-TSX Venture), an exploration company with a track record of finding and developing mines in Africa. Prior to joining AXMIN in January 2008, Mr. Caron was President and CEO of Tiberon Minerals Ltd., a former Toronto listed company developing a large tungsten fluorite deposit in Vietnam. Mr. Caron's African experience includes being Vice President of Defiance Mining Corporation, which held the Tasiast gold project in Mauritania, and President and CEO of Eden Roc Mineral Corp., a gold producer in Côte d'Ivoire. He holds a Bachelor of Engineering, Mining from McGill University in Montréal.

Mr. Potvin stated "We are delighted to welcome such a seasoned executive as Mario Caron to our Board and very sorry to say goodbye to Tom Ogryzlo, whose guidance and expertise has been greatly appreciated by the Board and management of Tiomin since 1995. Tom's broad business experience in mining projects around the world will be missed".

Discussing Mr. Potvin's change of role, Robert Jackson, President & CEO, said "The Board felt it was time to adopt a more conventional executive structure. Separating the Chairman of the Board function from direct executive responsibilities is consistent with good corporate governance. Mr. Potvin remains energetically committed to restoring shareholder value to Tiomin".

About Tiomin Resources Inc.
Tiomin is maximizing shareholder value by the acquisition, exploration and development of industrial mineral, gold and base metal projects. Jinchuan Group Limited ('Jinchuan'), one of China's largest mining companies, owns approximately 20% of Tiomin.

Tiomin has three main assets: approximately $20.6 million of cash (at September 30, 2008), a 49% interest in the Pukaqaqa copper and gold project in Peru and currently 100% interest in the Kwale titanium project in Kenya. Tiomin's share price currently reflects a substantial discount to its cash position and it receives no value for its other assets in Peru or Kenya.

In addition, Tiomin owns a 17.9% interest in Kivu Gold Corporation, a company focused on gold exploration in sub-Saharan Africa, and the Company has earned a 70% interest in a joint venture company, Xinjiang Pacific Resources ('XPR'), which has portfolio of exploration properties that are in the Altay Shan mineral belt in Xinjiang Province in northwestern China. The Company has a right to earn up to 90% of XPR.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations

E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Certain of the information contained in this news release constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of metals and minerals, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

END